UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cagle’s, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

127703-10-6

(CUSIP Number)

December 4, 2009

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 127703-10-6	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 82,800
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 82,800
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,800
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.79%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Cusip No. 127703-10-6	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 92,600
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 92,600
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,600
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.01%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Cusip No. 127703-10-6	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 71,400
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 71,400
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.55%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Cusip No. 127703-10-6	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 175,400 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 175,400 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,400 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.80%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)
(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

Cusip No. 127703-10-6	13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 71,400 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 71,400 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,400 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.55%
12	TYPE OF REPORTING PERSON (See Instructions) CO
(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

Cusip No. 127703-10-6	13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION (a) United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 246,800 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 246,800 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,800 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.35%
12	TYPE OF REPORTING PERSON* IN
(1) Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I and Wynnefield Small Cap Value Offshore Fund, Ltd, because he is a co-managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc. The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

Cusip No. 127703-10-6	13G	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION (b) United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 246,800 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 246,800(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,800 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.35%
12	TYPE OF REPORTING PERSON* IN
(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I and Wynnefield Small Cap Value Offshore Fund, Ltd, because he is a co-managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc. The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

Cusip No. 127703-10-6	13G	Page 9 of 13 Pages

Explanatory Note:

This Statement of Beneficial Ownership on Schedule 13G (the “Statement”) is being filed to amend the Reporting Persons’ (as defined below) Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission on March 20, 2008, as further amended by Amendment No. 1 filed on December  4, 2009, to establish the Reporting Persons’ Schedule 13G eligibility pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, since the Reporting Persons have determined that they no longer hold the Common Shares  (as defined hereinafter) with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 1(a).            Name of Issuer:

Cagles, Inc., a Georgia corporation ("Issuer").

Item 1(b).           Address of Issuer’s Principal Executive Offices:

          2000 Hills Avenue, N. W., Atlanta, GA 30318

Item 2(a).            Name of Filing Person:  The “Reporting Persons” are:

Wynnefield Partners Small Cap Value, L.P. ("Partners")

Wynnefield Partners Small Cap Value, L.P. I ("Partners I")

Wynnefield Partners Small Cap Offshore Fund, Ltd. ("Fund")

Wynnefield Capital Management, LLC ("WCM")

Wynnefield Capital, Inc. ("WCI")

Nelson Obus ("Obus")

Joshua Landes ("Landes")

Item 2(b).           Address of Principal Business Office or, if none, Residence:

   450 Seventh Avenue, Suite 509, New York, New York 10123

Item 2(c).           Citizenship:

          Partners and Partners I are Delaware Limited Partnerships.

          Fund is a Cayman Islands Company.

Cusip No. 127703-10-6	13G	Page 10 of 13 Pages

         WCM is a New York Limited Liability Company.

         WCI is a Delaware Corporation.

              Mr. Obus is a United States citizen.

      Mr. Landes is a United States citizen.

Item 2(d).           Title of Class of Securities:

    Common Stock, $1.00 stated value per share (the “Common Shares”)

Item 2(e).            CUSIP Number:

127703-10-6

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

Item 4.                Ownership:

(a) Amount beneficially owned by all Reporting Persons: 246,800 Common Shares

(b) Percent of class: 5.35% of the outstanding Common Shares (the percentage of shares owned being based upon 4,615,233 Common Shares outstanding as of November 16, 2009, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended October 3, 2009, filed with the Securities and Exchange Commission on November 16,  2009).

(c) Number of shares as to which the Reporting Persons have:
(i) sole power to vote or to direct the vote: 246,800 Common Shares

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition: 246,800 Common Shares

(iv) shared power to dispose or to direct the disposition: 0

Cusip No. 127703-10-6	13G	Page 11 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.                Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.                Identification and Classification of Members of the Group:

See Item 2.

Item 9.                Notice of Dissolution of Group:

Not applicable.

Item 10.              Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 127703-10-6	13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        December 4, 2009

WYNNEFIELD PARTNERS SMALL
CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL
CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

Cusip No. 127703-10-6	13G	Page 13 of 13 Pages

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus

/s/ Joshua H. Landes
Joshua H. Landes